Exhibit 99.1

Golden Star Announces Repayment of Remaining 5.0% Convertible Debentures

TORONTO, June 1, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Corporation") announces that it has repaid the remaining $13.6 million principal amount of its 5.0% convertible senior unsecured debentures ("5.0% Convertible Debentures") due June 1, 2017, plus accrued interest, in cash.

André van Niekerk, Executive Vice President and Chief Financial Officer, commented:

"In 2016 Golden Star took a number of important steps towards strengthening our balance sheet. These included restructuring the 5.0% Convertible Debentures, in order to secure a robust financial future for our shareholders.  I am very pleased that we have repaid the balance of the 5.0% Convertible Debentures, as planned, as this will further simplify our balance sheet as we continue along our path to become a high grade, low cost gold producer."

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in the third quarter of 2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

Cautionary note regarding forward-looking information

Some statements contained in this news release are "forward looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward looking statements and information include, but are not limited to, statements and information regarding: the impact of the repayment of the 5.0% Convertible Debentures on Golden Star's balance sheet; the timing of the commencement of commercial production at the Prestea Underground Gold Mine; 2017 production guidance; and the ability to transition into a high grade, low cost producer.

Investors are cautioned that forward-looking statements are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. There can be no assurance that future developments affecting the Corporation will be those anticipated by management. Please refer to the discussion of these and other factors in the Corporation's annual information form for the year ended December 31, 2016 which is filed under the Corporation's profile on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/June2017/01/c1287.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 01-JUN-17